SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

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                   GENERAL FORM FOR REGISTRATION OF SECURITIES

        Pursuant To Section 12(g) of the Securities Exchange Act of 1934


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                                 NetJ.com Corp.

                          (formerly NetBanx.com Corp.)
                 (formerly Professional Recovery Systems, Ltd.)

                                December 20, 1999
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          Nevada                                         91-1007473
(Jurisdiction of Incorporation)             (I.R.S. Employer Identification No.)


24843 Del Prado, Suite 318, Dana Point, CA                 92629
(Address of principal executive offices)                 (Zip Code)


Registrant's telephone number, including area code:   (949) 248-8933


The following Securities are to be registered pursuant to Section 12(g) of the
Act:


                       Class-A Common Voting Equity Stock
                                ("Common Stock")


     The EXHIBIT INDEX is located at page 37 of this Registration Statement


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                                     PART I
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     This Registration statement is voluntarily filed pursuant to Section 12(g)
of the Securities Exchange Act of 1934, in order to comply with the requirements of National Association of Securities Dealers for submission for continuation of quotation on the Over the Counter Bulletin Board, often called "OTCBB". This Issuer's common stock is not presently quoted on the OTCBB or elsewhere and had never traded in brokerage transaction. The requirements of the OTCBB are that the financial statements and information about the Issuer be reported periodically to the Commission and be and become information that the public can access easily. This issuer wishes to report and provide disclosure voluntarily, and will file periodic reports in the event that its obligation to file such reports is suspended under the Exchange Act. If and when this 1934 Act Registration is effective and clear of comments by the staff, this issuer will be eligible for consideration for the OTCBB upon submission of one or more NASD members for permission to publish quotes for the purchase and sale of the shares of the common stock of the issuer.

     This Registrant may be the subject of a "Reverse Acquisition". A reverse acquisition is the acquisition of a private ("Target") company by a public company, by which the private company's shareholders acquire control of the public company. The extent to which negotiations are in progress, or potential targets have been identified, will be discussed in the body of this Registration Statement. At present, the business plan of this Registrant is to find such a target or targets, and attempt to acquire them for stock. It would be expected that a reverse acquisition of a target company or business would be associated with some private placements and/or limited offerings of common stock of this Registrant for cash. Such placements, or offerings, if and when made or extended, would be made with disclosure and reliance on the businesses and assets to be acquired, and not upon the present condition of this Registrant.

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                        Item 1. Description of Business.
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(a) Business Development.

     (1) Form and Year of Organization. The Registrant was incorporated in the State of Texas on August 24, 1995, and was reincorporated in the State of Nevada on January 23, 1998, as Professional Recovery Systems, Ltd., with the intent of initiating an agency for the collection of past due accounts, in the medical profession particularly. On or about August 1, 1999, the Registrant abandoned that business plan. Shortly following its incorporation, the company issued 1,200,000 founders shares, at par value, for organizational costs, to a single Founder, J. Dan Sifford Jr. From July of 1997 through March of 1999, the company made four successive private placements, pursuant to Regulation D, Rule 504, as then in force: 1,016,000 shares, at $0.125, to 11 sophisticated investors on about July 7, 1997; 6,600 shares at $0.10 to a single sophisticated investor on or about June 9, 1998; 90,000 shares, for services valued at $9,000.00 to a single financial and corporate services provider on or about January 22, 1999; and 69,000 shares to another financial and corporate services provider, valued at $6,900.00, on or about March 3, 1999.

     On July 16, 1999, the Registrant changed its corporate name to NetBanx.com Corp., and on November 2, 1999, the Registrant changed its corporate name again to NetBanx.com Corp. No change of control or management, acquisition, or agreement for acquisition, merger or combination accompanied either of these corporate situs or name changes. The second name change was occasioned by the discovery of a conflict with the name of another unrelated company. The transition from Texas to Nevada was occasioned by management's determination that Nevada does not impose a corporate income tax, but only an annual fixed franchise fee.


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


     These Issuances and all issuances to date, with the relevant exemption from Registration, under ss.5 of the Securities Act of 1933, are displayed in the following table. Please See Part II, Item 4, for additional information.


================================================================================
ISSUANCES/EXEMPTIONS FROM 1933 ACT                          SHARES
REGISTRATION BEFORE 1 TO 5 FORWARD SPLIT
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Founders shares, at par value, for organizational
costs, to a single Founder, J. Dan Sifford Jr [ss.4(2)
of the 1933 Securities Act]                                 1,200,000
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11 sophisticated investors on about July 7, 1997 at
$0.125 (Rule 504)                                           1,016,000
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1 sophisticated investor, June 9, 1998, at $0.10 (Rule
504)                                                            6,600
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For services valued at $9,000.00 (Rule 504) 1/22/99            90,000
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For services valued at $6,900.00 (Rule 504) 3/3/99             69,000
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TOTAL COMMON STOCK ISSUED AND OUTSTANDING                   2,381,600
(Before the forward Split of July 14, 1999)
================================================================================

     On or about July 14, 1999, the Registrant directed a five for one forward split of its shares of common stock, issued and outstanding, resulting in a post-split total of 11,908,00 shares issued and outstanding.


================================================================================
ISSUANCES/EXEMPTIONS FROM 1933 ACT                          SHARES
REGISTRATION AFTER 1 TO 5 FORWARD SPLIT
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Founders shares, at par value, for organizational
costs, to a single Founder, J. Dan Sifford Jr [ss.4(2)
of the 1933 Securities Act]                                 6,000,000
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11 sophisticated investors on about July 7, 1997 at
$0.125 (Rule 504)                                           5,080,000
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1 sophisticated investor, June 9, 1998, at $0.10 (Rule
504)                                                           33,000
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For services valued at $9,000.00 (Rule 504) 1/22/99           450,000
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For services valued at $6,900.00 (Rule 504) 3/3/99            345,000
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TOTAL COMMON STOCK ISSUED AND OUTSTANDING                  11,908,000
(Before the forward Split of July 14, 1999)
================================================================================


     This Registrant was not a "Blank Check Company", commonly called a "Blind Pool", as referred to in either Rule 419 or Rule 504, at any time its founders or others were offerred, purchased or acquired the outstanding securities of this Registrant. After abandoning its business plan, it became a company whose business plan was to find a profitable business combination. As a practical matter, the Registrant is required to register its common stock pursuant to ss.12(g) of the 1934 Act, and to pursue continuation of quotation on the OTCBB if it is to have any chance to compete in with other issuers or registrants, for business combinations by reverse acquisition. There are no lock-up or shareholder


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


pooling agreements between or among shareholders of this Registrant. All shares are owned and controlled independently by the persons to whom they are issued. This Registrant has no Internet address.

     (2) Bankruptcy, Receivership or Similar Proceeding.. None from inception to date. However, Special Securities Counsel is now Custodian of the affairs of this Registrant for non-financial reasons. Please refer to Item 2, Management's Discussion and Analysis for further information.


(b) Business of the Registrant. This Company has no current business. Its business plan is to seek one or more profitable business combinations or acquisitions to secure profitability for shareholders. It has no day to day operations at the present time. Its officers and directors devote only insubstantial time and attention to the affairs of this issuer at the present time, for the reason that only such attention is presently required. Management has adopted a conservative and patient policy of seeking opportunities of exceptional quality, in management's view, and to accept that it may have to wait longer, as a result, before consummating any transactions to create profitability for its shareholder. Management recognizes that the higher the standards it imposes upon itself, the greater may be it competitive disadvantages with other more attractive acquiring interests or entities.

     Limited Scope and Number of Possible Acquisitions: The Company does not intend to restrict its consideration to any particular business or industry segment, and the Company may consider, among others, finance, brokerage, insurance, transportation, communications, research and development, service, natural resources, manufacturing or high-technology. Of course, because of the Company's limited resources, the scope and number of suitable candidate business ventures available will be limited accordingly, and most likely the Company will not be able to participate in more than a single business venture. Accordingly, it is anticipated that the Company will not be able to diversify, but may be limited to one merger or acquisition because of limited financing. This lack of diversification will not permit the Company to offset potential losses from one business opportunity against profits from another. To a large extent, a decision to participate in a specific business opportunity may be made upon management's analysis of the quality of the other firm's management and personnel, the anticipated acceptability of new products or marketing concepts, the merit of technological changes and numerous other factors which are difficult, if not impossible, to analyze through the application of any objective criteria. In many instances, it is anticipated that the historical operations of a specific firm may not necessarily be indicative of the potential for the future because of the necessity to substantially shift a marketing approach, expand operations, change product emphasis, change or substantially augment management, or make other changes. The Company will be dependent upon the management of a business opportunity to identify such problems and to implement, or be primarily responsible for the implementation of, required changes. Because the Company may participate in a business opportunity with a newly organized firm or with a firm which is entering a new phase of growth, it should be emphasized that the Company may incur further risk due to the failure of the target's management to have proven its abilities or effectiveness, or the failure to establish a market for the target's products or services, or the failure to prove or predict profitability.

     Probable Industry Segments for Acquisition. While the Company does not intend to rule out its consideration to any particular business or industry segment, Management has determined to focus its principal interest in evaluating development stage companies in the electronic commerce, high- technology, communication technologies, information services and internet industry segments. It is nevertheless possible that an outstanding opportunity may develop in other industry segments, such as finance, brokerage, insurance, transportation, communications, research and development, service, natural resources, manufacturing or other high-technology areas.

     Reporting under the 1934 Act. Following the effectiveness of this 1934 Act Registration of the common stock of this Registrant, certain periodic reporting requirements will be applicable. First and


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foremost, a 1934 Registrant is required to file an Annual Report on Form 10-K or
10-KSB, 90 days following the end of its fiscal year. The key element of such annual filing is Audited Financial Statement prepared in accordance with standards established by the Commission. A 1934 Act Registrant also reports on the share ownership of affiliates and 5% owners, initially, currently and annually. In addition to the annual reporting, a Registrant is required to file quarterly reports on Form 10-Q or 10-QSB, containing audited or un-audited financial statements, and reporting other material events. Some events are deemed material enough to require the filing of a Current Report on Form 8- K. Any events may be reported currently, but some events, like changes or disagreements with auditors, resignation of directors, major acquisitions and other changes require aggressive current reporting. All reports are filed and become public information. The practical effects of the foregoing requirements on the criteria for selection of a target company are two-fold: first, the target must have audited or auditable financial statements, and the target must complete an audit for filing promptly upon the consummation of any acquisition; and, second, that the target management must be ready, willing and able to carry forth those reporting requirements or face de-listing from the OTCBB, if listed, and delinquency and possible liability for failure to report.

     Transactions with Management. There is no present or foreseeable potential that this Registrant will acquire a target business or company in which its present management or principal shareholder, or affiliates, have an ownership interest. Consideration has been given to corporate policy in this regard, and it has been determined not to permit any transaction in other than an arm's length acquisition of business assets owned and controlled by unrelated third party interests. The basis for this policy is two fold: first, that related party transactions are unnecessary in the judgment of management and involve risks not necessary to invite; and second that related party transactions do not offer the potential profitability for shareholders, that management believes exists presently in the market place for public issuers amenable to reverse merger transactions.

     Finders feed for Management. No finder's fees will be payable to Management in connection with any forseeable reverse acquisition. Management is identified with the principal shareholder. The Principal Shareholder's remaining share ownership following any reverse acquisition, and the Principal Shareholder might be expected to sell its controlling interest for consideration from the acquiring shareholders of the acquisition target. Depending on the quality of the target company, the principal shareholder may sell all, some or none of the control block, as matters for arm's length deal-making, when it comes to that stage. Additionally, the Principal Shareholder is the Principal Consultant and provides, has provided and may provide corporate services to the Registrant, billable hourly in an established and customary manner. No finders fees, commissions or other bonuses to Management, Principal Shareholder, or affiliates, for securing or in connection with any acquisition, will be paid or payable, as a matter of both current economic conditions and corporate policy. Management has determined that in its view of the current market for such transactions, such fees or bonuses are not justifiable.

     Loan Financing not anticipated. There are no foreseeable circumstances under which loan financing will be sought or needed during Registrant's present development stage.

     Dependence on Management. This Company is required to rely on Management's skill, experience and judgement, both in regard to extreme selectivity, and in any final decision to pursue any particular business venture, as well as the form of any business combination, should agreement be reached at some point to acquire or combine. Please see Item 2 of this Part, MANAGEMENTS DISCUSSION AND ANALYSIS OR PLAN OF OPERATION, and also Item 7 of this Part, CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     (1) Principal Products or Services and their Markets. None.

     (2) Distribution Methods of the products or services. None.


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


     (3) Status of any publicly announced new product or service. None.

     (4) Competitive business conditions and the small business issuer's competitive position in the industry. Other better capitalized firms are engaged in the search for acquisitions or business combinations which firms may be able to offer more and may be more attractive to acquisition candidates. This Registrant became a candidate for reverse acquisition transactions only this past October. Management, in evaluating market conditions and unsolicited proposals, has formed the estimate that the selection of a business combination is probable within the next twelve months. There is no compelling reason why this Registrant should be preferred over other reverse-acquisition public corporation candidates. It has no significant pool of cash it can offer and no capital formation incentive for its selection. It has a limited shareholder base insufficient for acquisition target wishing to proceed for application to NASDAQ. In comparison to other "public shell companies" this Registrant is unimpressive, in the judgement of management, and totally lacking in unique features which would make it more attractive or competitive that other "public shell companies". While management believes that the competition of other "public shell companies" is intense and growing, it has no basis on which to quantify its impression. This Registrant is not desperate or overly eager to find a business partner, and its management has resolved to allow such time as may be required to find an opportunity of superior value and potential. Notwithstanding the confidence of management in its knowledge, skill and that of its consultants and principal shareholder, there can be no assurance that this issuer will prove competitively attractive to the kinds of transactions it seeks. Please See the Item 2 of this part, MANAGEMENT DISCUSSION AND ANALYSIS, for more information and disclosure.

     (5) Sources of and availability of raw Materials and the names of principal suppliers. Not Applicable

     (6) Dependence on one or a few major customers. Not Applicable

     (7) Patents, Trademarks, licenses, franchises, concessions, royalty agreements or labor contracts. None.

     (8) Need for any government approval of principal products or services and status. Not Applicable

     (9) Effect of existing or probable governmental regulations on the business. Not Applicable. However, this issuer would expect to maintain its corporate status with the State of its incorporation, and would file its tax returns and reports required to be filed with the Commission. This issuer wishes to report and provide disclosure voluntarily, and will file periodic reports in the event that its obligation to file such reports is suspended under the Exchange Act. If and when this 1934 Act Registration is effective and clear of comments by the staff, this issuer will be eligible for consideration for the OTCBB upon submission of one or more NASD members for permission to publish quotes for the purchase and sale of the shares of the common stock of the issuer. In connection with such submission and any continuation on the OTCBB, this Registrant would expect to comply with NASD regulations, to the extent that any such regulations are applicable to the conduct of the Registrant's affairs.

     (10) Estimate of amount spent on research and development in each of last two years. None.

     (11) Costs and effects of compliance with environmental laws. Not
Applicable

     (12) Number of total employees and full-time employees. None.

     (13) Year 2000 Compliance, effect on customers and suppliers. None. The issuer has no computers or digital equipment of its own, no suppliers or customers. Accordingly, the issuer has determined that it is faced with no year 2000 compliance issues other than those shared by the public in general.

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(c) Risk Factors. In any business venture, there are substantial risks specific to the particular enterprise and which cannot be ascertained until a potential acquisition, reorganization or merger candidate has been identified; however, at a minimum, the Company's present and proposed business operations will be highly speculative and subject to the same types of risks inherent in any new or unproven venture, and will include those types of risk factors outlined below.

     (1) General Uncertainties. Regardless, the results of operations of any specific entity may not necessarily be indicative of what may occur in the future, by reason of changing market strategies, plant or product expansion, changes in product emphasis, future management personnel and changes in innumerable other factors. Further, in the case of a new business venture or one that is in a research and development mode, the risks will be substantial, and there will be no objective criteria to examine the effectiveness or the abilities of its management or its business objectives. Also, a firm market for its products or services may yet need to be established, and with no past track record, the profitability of any such entity will be unproven and cannot be predicted with any certainty. Management or its legal counsel and authorized representatives will attempt to meet personally with management and key personnel of the entity sponsoring any business opportunity afforded to the Company, visit and inspect material facilities, obtain independent analysis or verification of information provided and gathered, check references of management and key personnel and conduct other reasonably prudent measures calculated to ensure a reasonably thorough review of any particular business opportunity; however, due to time constraints of management and minimal resources to engage others, these activities may be limited. The Company is unable to predict the time as to when and if it may actually participate in any specific business endeavor. The Company anticipates that proposed business ventures will be made available to it through personal contacts of directors, executive officers and principal stockholders, professional advisors, broker-dealers in securities, venture capital personnel, members of the financial community and others who may present unsolicited proposals. Nevertheless, there can be no assurance that the Company will be successful in locating a business with which to merge or to acquire. In certain cases, the Company may agree to pay a finder's fee or to otherwise compensate the persons who submit a potential business endeavor in which the Company eventually participates. Such persons may not include the Company's directors, executive officers, beneficial owners or their affiliates. In this event, such fees may become a factor in negotiations regarding a potential acquisition.

     (2) Extremely Limited Assets; No Source of Revenue. Any corporation without business, substantial assets or sources of revenue are at risk for uncertain contingencies. It is management's plan to raise additional funds to begin its intended operations, or find an operating company to merge with. The Company has virtually no assets and has had no revenue for the past fiscal years or to the date hereof. Nor will the Company receive any revenues until it completes an acquisition, reorganization or merger, at the earliest. It follows that the issuer will be dependent upon management and management consultants to provide services, and possible advances for filing fees, legal, professional and auditing fees, and to do so by either deferring reimbursement and compensation, or by accepting such reimbursement and compensation in the form of common stock. The Company can provide no assurance that any acquired venture will produce any material revenues for the Company or its stockholders or that any such venture will operate on a profitable basis. Except as indicated, in this paragraph, and under the caption "Management's Discussion and Analysis or Plan of Operation,"
Part I, Item 2, herein, there are no plans, proposals, agreements or understandings with respect to the sale or issuance of additional securities by the Company prior to the location of an acquisition or merger candidate or over the next twelve month period.

     (3) Discretionary Use of Proceeds; "Blank Check" Company. Because the Company is not currently engaged in any substantive business activities, as well as management's broad discretion with respect to the acquisition of assets, property or business, the Company may be deemed to be a "blank check" company. The acquisition of a Target company may involve offerings of securities or debt based upon the specific conditions, business plan and prospects of such a Target company. There can be no assurance at this time that, subject to the criteria identified above, such proceeds will not otherwise be designated for any specific purpose. The Company can provide no assurance that any allocation of such proceeds will allow it to achieve its business objectives to achieve profitability for existing of future shareholders.

     (4) Competition. Management believes that there are literally thousands of "blank check" companies, many of which may have substantially greater financial and management resources and capabilities, which are searching for similar business opportunities. Each of these entities will present competition to the Company in its search for a suitable transaction candidate. This highly competitive environment may make it more difficult for the Company to locate and enter into a reorganization transaction with a suitable company.

     (5) Absence of Substantive Disclosure Relating to Prospective Acquisitions. Because the Company has not yet identified any assets, property or business that it may acquire, potential investors in the Company will have virtually no substantive information upon which to base a decision of whether to invest in the Company. Potential investors would have access to significantly more information if the Company had already identified a potential acquisition or if the acquisition target had made an offering of its securities directly to the public. The Company can provide no assurance that any investment in the Company will not ultimately prove to be less favorable than such a direct investment.

     (6) Unspecified Industry and Acquired Business; Unascertainable Risks. To date, the Company has not identified any particular industry or business in which to concentrate its acquisition efforts. Accordingly, prospective investors currently have no basis to evaluate the comparative risks and merits of investing in the industry or business in which the Company may invest. To the extent that the Company may acquire a business in a high risk industry, the Company will become subject to those risks. Similarly, if the Company acquires a financially unstable business or a business that is in the early stages of development, the Company will become subject to the numerous risks to which such businesses are subject. Although management intends to consider the risks inherent in any industry and business in which it may become involved, there can be no assurance that it will correctly assess such risks.

     (7) Uncertainty as to Ability to Locate Suitable Business. The Company anticipates that proposed business ventures will be made available to it through personal contacts of directors, executive officers and principal stockholders, professional advisors, broker-dealers in securities, venture capital personnel, members of the financial community and others who may present unsolicited proposals. Nevertheless, there can be no assurance that the Company will be successful in locating a business with which to merge or to acquire.

     (8) Uncertain Structure of Acquisition. Management has had no preliminary contact or discussions regarding, and there are no present plans, proposals or arrangements to acquire any specific assets, property or business, except as may be mentioned in Part I, Item 2 of this Registration Statement. Accordingly, it is unclear whether such an acquisition would take the form of an exchange of capital stock, a merger or an asset acquisition. However, because the Company has virtually no resources as of the date of this Registration Statement, management expects that any such acquisition would take the form of an exchange of capital stock.

     (9) State Restrictions on "Blank Check" Companies. A majority of states prohibit or substantially restrict the registration and sale of "blank check" companies within their borders or use "merit review powers" to exclude securities offerings from their borders in an effort to screen out offerings of highly dubious quality. The Company intends to comply fully with all state securities laws, and plans to take the steps necessary to ensure that any future offering of its securities is limited to those states in which such offerings are allowed. However, these legal restrictions may have a material adverse impact on the Company's ability to raise capital because potential purchasers of the

Company's securities must be residents of states that permit the purchase of such securities. These restrictions may also limit or prohibit stockholders from reselling shares of the Company's common stock within the borders of regulating states.

     (10) Possible Termination of Filings under the 1934 Act. The Company has determined to register its securities under the 1934 Act on a voluntary basis. Several factors may cause the Company to terminate such filings. These include, for example, inability to locate a suitable merger or acquisition candidate and lack of sufficient funds to pay for audited financial statements and filing support; or the termination of the requirement that companies seeking a listing on NASDAQ or a national securities exchange make such filings. In the event that it decides to terminate its filings under the 1934 Act, stockholders will be at a disadvantage in obtaining current information about the Company and its financial status. In addition, holders of "unregistered" and "restricted" securities who wish to sell them under Rule 144 of the Commission may find it more difficult to sell such securities because it will be more difficult to determine whether current information about the Company is publicly available, as required by Rule 144(c).

     (11) Dependence on Management. The Company will be entirely dependent upon its management in locating any suitable acquisition or merger candidate. The Company has no employment agreements with management and does not maintain "key man" life insurance for such individuals.

     (12) Management to Devote Insignificant Time to Activities of the Company. Members of the Company's management are not required to devote their full time to the affairs of the Company. Because of their time commitments, as well as the fact that the Company has no business operations, the members of management anticipate that they will devote less than 10% of their working hours to the activities of the Company, at least until such time as the Company has identified a suitable acquisition target.

     (13) Loss of Corporate Control. Due to the fact that the Company has no assets, management anticipates that any merger or acquisition transaction will require the Company to issue shares of its common stock as the sole consideration for such transaction. Such an issuance would almost certainly result in a change in control of the Company and may also result in substantial dilution of the shares of current stockholders.

     (14) Voting Control. Due to its ownership of a majority of the Company's outstanding voting securities, Management has the ability to elect all of the Company's directors, who in turn elect all executive officers, without regard to the votes of other stockholders. See Part I, Item 4.

     (15) No Market for Common Stock; No Market for Shares. Although the Company intends to maintain its listing of its common stock on the OTC Bulletin Board of the National Association of Securities Dealers, Inc. (the "NASD"), there is currently no market for such shares; and there can be no assurance that such a market will ever develop or be maintained. Any market price for shares of common stock of the Company is likely to be very volatile, and numerous factors beyond the control of the Company may have a significant effect. In addition, the stock markets generally have experienced, and continue to experience, extreme price and volume fluctuations which have affected the market price of many small capital companies and which have often been unrelated to the operating performance of these companies. These broad market fluctuations, as well as general economic and political conditions, may adversely affect the market price of the Company's common stock in any market that may develop. There has been no "established public market" for the Company's common stock during the past years and to date. At such time as the Company completes an acquisition, reorganization or merger transaction, if at all, it may attempt to qualify for listing on either NASDAQ or a national securities exchange. However, at least initially, any trading in its common stock will most likely be conducted in the over-the-counter market in the "Pink Sheets" or the OTC Bulletin Board of the NASD.

     (16) Risks of "Penny Stocks". The Company's common stock may be deemed to be "penny stock" as that term is defined in Reg. Section 240.3a51-1 of the Securities and Exchange Commission. Penny stocks are stocks (i) with a price of less than five dollars per share; (ii) that are not traded on a "recognized" national exchange; (iii) whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ-listed stocks must still meet requirement (i) above); or (iv) in issuers with net tangible assets less than $2,000,000 (if the issuer has been in continuous operation for at least three years) or $5,000,000 (if in continuous operation for less than three years), or with average revenues of less than $6,000,000 for the last three years.

     Section 15(g) of the Securities Exchange Act of 1934, as amended, and Reg.
Section 240.15g-2 of the Securities and Exchange Commission require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. Potential investors in the Company's common stock are urged to obtain and read such disclosure carefully before purchasing any shares that are deemed to be "penny stock."

     Moreover, Reg. Section 240.15g-9 of the Securities and Exchange Commission requires broker- dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for investors in the Company's common stock to resell their shares to third parties or to otherwise dispose of them.

     (17) Year 2000. Because the Company is not presently engaged in any substantial business operations, management does not believe that computer problems associated with the change of year to the year 2000 will have any material effect on its operations. However, the possibility exists that the Company may merge with or acquire a business that will be negatively affected by the "year 2000" problem. The effect of such problem or the Company in the future can not be predicted with any accuracy until such time as the Company identifies a merger or acquisition target.

--------------------------------------------------------------------------------

        Item 2. Managements Discussion and Analysis or Plan of Operation.
--------------------------------------------------------------------------------


(a) Plan of Operation for the Next Twelve Months. This Registrant is now under the Custodianship of it Special Counsel, for the limited purposes of maintaining its corporate franchise in the State of Nevada, and of preserving its entitlement for quotation on the Over the Counter Bulletin Board (OTCBB), or in default thereof, on the Pink Sheets, both in accordance with the regulation of the National Association of Securities Dealers. The Custodian will not engage in any search for or evaluation of potential acquisition targets during the indefinite period of Custodianship; nor will the Custodian engage in any capital formation activities during such period. The reasons for the Custodianship is discussed is provided in section (b) of this Item.

     The Company has not engaged in any material operations or had any revenues from operations since inception. The Company's plan of operation for the next 12 months was to continue to seek the acquisition of assets, property or business that may benefit the Company and its stockholders. Under its present Custodianship, the search for acquisition targets has been suspended and is deferred indefinitely. The reasons for the Custodianship and deferral of search are discussed in section (b) of this Item 7. It is forseeable that a normal corporate management and resumption of search might commence in about six months. There can be no assurance of that date or any other. If and when such a program of search for and acquisition target may be resumed, because the Company has virtually no resources, the Custodian anticipates that to achieve any such acquisition, the Company would be required to issue shares of its common stock as the sole consideration for any such venture.

     During the next 12 months, the Company's only foreseeable cash requirements will relate to two areas: maintaining the Company in good standing with a valid corporate franchise in the State of Nevada, and such expenses as may arise from the effectiveness of this 1934 Act Registration of its common stock. Such expenses would consist of legal and professional fees for preparation and filing reports required under the Securities Exchange Act of 1934, including, at a minimum an annual audit of the financial statements of this Registrant. These expenses may be advanced by management or principal stockholders as loans to the Company, and may or may not be settled, reimbursed or compensated by the issuance of common stock. Because the Company has not identified any such venture as of the date of this Registration Statement, it is impossible to predict the amount of any such loans, if any, or the amounts of common stock which may be issued, for such services or advances. However, there are no preliminary agreements or understandings with respect to loan agreements or issuances by officers, directors, principals or affiliates of the Company, and any such loan or settlement will be on terms no less favorable to the Company than would be available from a commercial lender in an arm's length transaction. As of the date of this Registration Statement, the Company has not actively begun to seek any such venture. It is not the intention of the Custodian to approve any such arrangements at any time before the appointment of new management, which new management would evaluate the merits of any such arrangements.

(b) Results of Operations. The Registrant has had no material operations since inception, losses of $29,777, 92,374 and $240 respectively, for the fiscal years ended 1998, 1997 and 1996, and $5,400 for the eleven months ended November 30, 1999. The Company has accumulated a deficit calculated of $132,671 giving effect to the five for one forward split of July 14, 1999. That forward split had the technical effect of increasing the deficit slightly.The reason for the difference in the resulting calculations is due to the fact that the Registrant did not change the par value in connection with the forward split. The funding of the payments that account for these deficits resulted substantially from the issuance of shares of common stock of the Company for services rendered and advances, in lieu of cash. These services primarily related to maintaining the Company in good standing with the State of Nevada, including legal and professional fees for its name changes and reincorporation, as well as the expenses of its current audit, and "due diligence" activities with respect to its history and past operations. These activities have included, for example, confirming good standing, reviewing stock transfer records and Articles of Incorporation, as amended, and arranging for the preparation and auditing of financial statements. These activities were undertaken to qualify the Registrant's common stock for quotation on the OTC Bulletin Board, and in contemplation of the preparation of this Registration Statement.

     On or about September 3, 1999, this Registrant made and announcement indicating that Netbanx.com (its former Name) had entered into a letter of intent for the acquisition of Western Connections Ltd. for $1.75 million and the issuance of $400,000 of warrants at a strike price of $5 per share, as well as the licensing of X-PAY to Automatic Communications Ltd. for an annual fee of $175,000. While this statement was true, that letter of intent did not ripen into an agreement, and no such transactions occurred. It was the decision of this Management to place this Registrant in Custodianship for a period of time to cool-off, to allow the NASD to inquire and satisfy itself concerning the circumstances of that announcement, and generally to prevent any misunderstandings by the public as to the actual state of affairs of this registrant. The principal purpose of the Custodianship is prevent any person from misunderstanding the affairs of this Registrant during its 1934 Act Registration of its common stock, and for a reasonable time following the effectiveness of such registration.

(c) Liquidity. The Registrant had limited and diminishing liquidity during the fiscal years ended 1998, 1997 and 1996, and virtually no liquidity following the eight months ended August 31, 1999. Except as stated under the heading "Plan of Operation," above, the Company does not contemplate raising capital over the next twelve months by issuance of debt or equity securities. The Company has no loan agreements with any officer or director. Foreseeably, in the absence of cash to maintain this company current in required filings, legal, professional expenses, the practice of providing compensation by issuing stock is probable, with the significant exception of the Company's independent auditor, who may not properly be compensated in such a manner. Accordingly, in the absence of corporate liquidity, the principal shareholder is expected to advance those fees which are not appropriate for settlement, compensation or reimbursement in stock. While the Custodian will allow the Principal Shareholder to advance amounts to defer minimal expenses as indicated, the no decision whether or not to settle such advances in stock will be made during the period of the Custodianship.

--------------------------------------------------------------------------------

                        Item 3. Description of Property.
--------------------------------------------------------------------------------

     The Registrant has no property and enjoys the non-exclusive use of offices and telephone of its officers, consultants and attorneys. The Company has no assets, property or business; its principal executive office address and telephone number are the home address and telephone number of its Principal Shareholder and are provided at no cost. Because the Company has no current business operations, its activities have been limited to keeping itself in good standing in the State of Nevada, and with preparing this Registration Statement and the accompanying financial statements. These activities have consumed an insignificant amount of time or other burden, such that, the costs of such non-exclusive uses have been minimal and without significant negative impact on the financial condition of the Registrant. These uses have had the positive impact of relieving the Registrant from the burden of maintaining non-productive assets.

--------------------------------------------------------------------------------

     Item 4. Security Ownership of Certain Beneficial Owners and Management.
--------------------------------------------------------------------------------

(a) Security Ownership of Certain Beneficial Owners. To the best of Registrant's knowledge and belief the following disclosure presents the total security ownership of all persons, entities and groups, known to or discoverable by Registrant, to be the beneficial owner or owners of more than five percent of any voting class of Registrant's stock. More than one person, entity or group could be beneficially interested in the same securities, so that the total of all percentages may accordingly exceed one hundred percent of some or any classes. Please refer to explanatory notes if any, for clarification or additional information.

(b) Security Ownership of Management. To the best of Registrant's knowledge and belief the following disclosure presents the total beneficial security ownership of all Directors and Nominees, naming them, and by all Officers and Directors as a group, without naming them, of Registrant, known to or discoverable by Registrant. More than one person, entity or group could be beneficially interested in the same securities, so that the total of all percentages may accordingly exceed one hundred percent of some or any classes. Please refer to explanatory notes if any, for clarification or additional information.

               THE REMAINDER OF THIS PAGE LEFT INTENTIONALLY BLANK

                                    TABLE A/B
                                  COMMON STOCK
                 OFFICERS AND DIRECTORS AND OWNERS OF 5% OR MORE

=====================================================================================================================
           Name and Address of Beneficial Owner             Actual                           Attributed
                                                           Ownership           %             Ownership            %
---------------------------------------------------------------------------------------------------------------------
William Stocker Special Counsel/Custodian (1)                    -0-           0.00          7,035,000          59.08

=====================================================================================================================
All Officers and Directors as a Group                              0           0.00          7,035,000          59.08
=====================================================================================================================
J. Dan Sifford, Jr., Former Officer (1)
3131 Southwest Freeway                                     5,000,000          41.99          7,035,000          59.08
Suite 46
Houston, Texas 77098
---------------------------------------------------------------------------------------------------------------------
Laurencio Jaen O., Former Officer (1)                            -0-           0.00          7,035,000          59.08
P. O. Box 8807
Panama City 5
Republic of Panama
---------------------------------------------------------------------------------------------------------------------
Intrepid International, S.A. (1)                             345,000           2.90          7,035,000          59.08
P. O. Box 8807
Panama City 5
Republic of Panama
---------------------------------------------------------------------------------------------------------------------
HJS Financial Services, Inc. (1)                           1,450,000          12.18          7,035,000          59.08
24843 Del Prado #318
Dana Point CA 92629

===================================================================================
Total Other 5% Owners                                      7,035,000          59.08
===================================================================================
TOTAL ALL AFFILIATES                                       7,035,000          59.08
===================================================================================
Total Shares Issued and Outstanding                       11,908,000         100.00
===================================================================================


(1) In the foregoing table, the share ownership of each of the listed shareholders are attributed to and each other and to all of them. The reason for this attribution is that there is sufficient commonality between and among them, and one or more officers of the other entities, such that all are deemed to be affiliates of the issuer. Mr. Stocker, is Custodian of this Registrant, and Counsel to Intrepid and HJS. The former officers are officers of Intrepid. Please see Item 7, Relationships and Transactions, for more disclosure about Intrepid and its owners, officers and persons.

(c) Changes in Control. There are no arrangements known to Registrant, including any pledge by any persons, of securities of Registrant, which may at a subsequent date result in a change of control of the Registrant. The Registrant is searching for a profitable business opportunity. The acquisition of such an opportunity could and likely would result in some change in control of the Registrant at such time. Any such changes would be reported promptly in the form of a Current Report on Form 8-K, filed with the Securities and Exchange Commission and made public information.

--------------------------------------------------------------------------------

      Item 5. Directors, Executive Officers, Promoters and Control Persons.
--------------------------------------------------------------------------------

     The following persons are the Directors of Registrant, having taken office from the inception of the issuer, to serve until their successors might be elected or appointed. The time of the next meeting of shareholders has not been determined and is not likely to take place before a targeted acquisition or combination is identified. This Registrant is now under the Custodianship of it Special Counsel, for the limited purposes of maintaining its corporate franchise in the State of Nevada, and of preserving its entitlement for quotation on the Over the Counter Bulletin Board (OTCBB), or in default thereof, on the Pink Sheets, both in accordance with the regulation of the National Association of Securities Dealers. The Custodian will not engage in any search for or evaluation of potential acquisition targets during the indefinite period of Custodianship; nor will the Custodian engage in any capital formation activities during such period.

     At the present time William Stocker, attorney at law, is Custodian of the affairs of this Registrant. As such he is a fiduciary charged with the powers of Sole Officer and Director. Mr. Stocker is General United States Counsel to Intrepid International, S.A., the principal shareholder of this corporation. Mr. Stocker is charged with maintenance of the corporate franchise, and of the Registrant's eligibility for quotation on the Over the Counter Bulletin Board or OTCBB, or in default thereof, on the Pink Sheets, both in accordance with regulations of the National Association of Securities Dealers. The Custodian will not engage in evaluating possible acquisition targets or in capital formation activities. It is anticipated that the Custodian will appoint successors at some future time to engage in the fuller range of management functions.

     Mr. Stocker was appointed Custodian on October 14, 1999, by the two former Officer/Directors J. Dan Sifford and Laurencio Jaen O., who retired from office without comment following the appointment. They were and remain affiliates of the Principal shareholder and their biographical information is found here and in Item 7, Relationships and Transactions. The reasons for the Custodianship and retirement is discussed in Item 2, of this Part, in section (b) of that Item. Previous Officers and Directors, having taken office on June 23, 1997 and retired on October 14, 1999, were as follows:

     J. Dan Sifford, Jr., age 61, grew up in Coral Gables, Florida, where he attended Coral Gables High School and the University of Miami. After leaving the University of Miami, Mr. Sifford formed a wholesale consumer goods distribution company which operated throughout the southeastern United States and all of Latin America. In 1965, as an extension of the operations of the original company, he founded Indiasa Corporation (Indiasa), a Panamanian company which was involved in supply and financing arrangements with many of the Latin American Governments, in particular, their air forces and their national airlines. As customer requirements dictated, separate subsidiaries were established to handle specific activities, among them: Indiasa Securities Corporation, to structure the financing necessary to facilitate the transactions; Indiasa Aviation Corporation, to serve as an all cargo airline operating large cargo aircraft throughout Latin America; and Overseas Aviation Corporation, to buy, sell, lease and broker aircraft, and to provide services to Indiasa Aviation Corporation and to other airlines. Indiasa, which is the parent company of all the Panamanian companies formed by Mr. Sifford, operates, through its partially owned subsidiary, Robmar International, S. A., plants in Argentina and Brazil which produce high temperature, high pressure lubricants and sealants. For twelve years ending in 1982, it operated, through its partially owned subsidiaries Indiasa Aviation Corporation and Overseas Aviation Corporation, an all cargo airline based at Miami International Airport and serving points throughout Central and South America and Africa. In addition to his general aviation experience, Mr. Sifford, an Airline Transport rated pilot, has twenty two years experience in the airline business, and was recently the President of Airline of the Virgin Islands, Ltd. a commuter passenger airline operating in the Caribbean. For the past two years, Mr. Sifford has been the United States Managing Director for Intrepid International, S.A. (Panama), an international financial and corporate service provider. He is fluent in the Spanish Language.

     Laurencio Jaen O., age 70, resides in Panama City, Republic of Panama. He is, and has been for the past twenty five years, Vice President of Indiasa Corporation ("Indiasa"), a Panamanian corporation, which, through one of its subsidiaries, Robmar International, is involved in the manufacture and distribution of chemical products in Argentina and Brazil and which, through its former subsidiary Indiasa Aviation Corporation, was, for eight years ending in 1981, engaged in aviation consulting, the leasing, purchase and sale of aircraft, and the operation of a cargo airline, primarily in Latin America. Mr. Jaen was a founder of PAISA, Panama's international airline, served as president of the Colon Free Zone (the world's largest free trade zone), and as Director of Panama's Social Security Administration. He has also served as the President of the Panamanian Chamber of Commerce, and as a member of the Board of Presidential Advisors of the Republic of Panama.

--------------------------------------------------------------------------------

                         Item 6. Executive Compensation.
--------------------------------------------------------------------------------

     Since the inception of this Registrant, it has paid no cash compensation to its officers or directors. Officers and directors of the Registrant may be reimbursed for out-of-pocket expenses and may be compensated for the time they devote to the Registrant at some time in the future, pursuant to some arrangement to be determined on the basis of the nature and extent of the services which may be required and will be, if adopted, no less favorable to the Registrant than the charges for similar services made or offered by independent third parties similarly qualified. No officer or director is required to make any specific amount or percentage of his or her business time available to the Registrant. No options, plans or arrangements for deferred compensation, or future compensation have been adopted and none are contemplated at this time.

     The former Officers and Directors of this Registrant are Officers or Directors of the Principal Shareholder, Intrepid International S.A. ("Intrepid Panama") and/or its United States Subsidiary, Intrepid International Ltd. ("Intrepid US"). They are or may be indirectly compensated or benefited by that certain Financial Services Agreement, Exhibit 6.1., by which Intrepid bills the Registrant, on a time/fee basis, with varying hourly rates for various personnel levels. This billings when and if paid will address general operating expenses of Intrepid and are not directly payable or translatable to direct compensation of the Former Officers or any specific person.

     The Custodian and Special Counsel accrues compensation at $250.00 per hour, pursuant to that certain Special Counsel Agreement, attached as Exhibit 6.2.

     These billings are accrued and accruing, are unpaid, and payment has been deferred generally.

--------------------------------------------------------------------------------

             Item 7. Certain Relationships and Related Transactions.
--------------------------------------------------------------------------------

     There are certain relationships and transactions among and between the Registrant and its present and former officers, and certain affiliated shareholders which are deemed material and which are the subject of the following disclosure. Specific disclosure is directed to two of the affiliate shareholders, Intrepid International, S. A., and HJS Financial Services, Inc. The Custodian of this Registrant is Counsel to both of these shareholder entities.

     HJS Financial Services, Inc. ("HJS") was incorporated in Nevada in April of 1991. It is wholly-owned and managed by its President Kirt W. James. The Custodian of this Registrant, William Stocker, is Counsel to HJS. HJS is substantially inactive. Its activities consist in winding up its affairs and managing its remaining assets, and providing occasional management services of a limited nature.

This disclosure is deemed material for the reason that Mr. James is also an affiliate of Intrepid International, S.A. His biographical information is found below in this Item.

     Intrepid International, S. A. ("Intrepid Panama") was incorporated in the Republic of Panama in 1984 to offer financial services to natural resource companies, primarily those engaged in the production of oil and gas. Following the world wide collapse of oil prices in the mid-eighties, the Intrepid Panama broadened the focus of its universe of support services to include a wider range of companies, with an emphasis on public companies and private companies, companies engaged in the transition from privately held to publicly held, and development stage companies, whether public or private, requiring professional business and corporate guidance. In August of 1997 the Intrepid Panama sought a United States Representative and entered into a relationship with a group of corporate and business specialists who, after contracting with the Intrepid Panama, incorporated as Intrepid International, Ltd. ("Intrepid US") to provide the required representation and agency for the Panama company in North America and Europe. Intrepid US is incorporated in the State of Nevada. Intrepid is not an investment banker, nor a broker or dealer in securities. Intrepid is a provider of technical support services to client companies, generally, and an occasional investor for its own account.

     This disclosure is deemed material for the reasons that the former Officers of this Registrant are affiliates of Intrepid Panama, that the Custodian of this Registrant is also Counsel to Intrepid Panama and Intrepid US, and for the further reason that the Intrepid entities are related to the Registrant by those certain consulting and service agreements, attached hereto as Exhibits 6.1 and 6.2, respectively. As reflected in the consulting and service agreements referred, services are provided on a time-fee basis, with particular rates for appropriate levels of personnel. All parties to these agreements and related transactions believe that there were and are on terms that are no more detrimental to the Registrant, nor more favorable to the other parties, than those that would have been agreed upon by third parties on an arm's length basis.

     Laurencio Jaen O., an original incorporator who has served as President and Director of Intrepid Panama since its inception in 1984, resides in Panama City, Republic of Panama. He is, and has been for the past twenty five years, Vice President of Indiasa Corporation ("Indiasa"), a Panamanian corporation, which, through one of its subsidiaries, Robmar International, is involved in the manufacture and distribution of chemical products in Argentina and Brazil and which, through its former subsidiary Indiasa Aviation Corporation, was, for eight years ending in 1981, engaged in aviation consulting, the leasing, purchase and sale of aircraft, and the operation of a cargo airline, primarily in Latin America. Mr. Jaen was a founder of PAISA, Panama's international airline, served as president of the Colon Free Zone (the world's largest free trade zone), and as Director of Panama's Social Security Administration. He has also served as the President of the Panamanian Chamber of Commerce, and as a member of the Board of Presidential Advisors of the Republic of Panama.

     Teodoro F. Franco L., Secretary and a Director of the Panama company, has, for thirty years, been a specialist in maritime and aviation law. Mr. Franco is a partner in Franco and Franco, one of the most prestigious law firms in Panama with offices around the world. In addition to his law practice he has served as Panamanian Consul to Liverpool, England and for the past five years as Ambassador to Great Britain. The firm of Franco and Franco is regarded with the highest degree of integrity and professionalism in the business and political community in Panama with its partners and several of its associates holding or having held public office. Teodoro Franco's brother and partner, Dr. Juaquin F. Franco, Jr., has held many public offices over the past four decades, most recently as the Governor of Colon Province, the state containing the Atlantic entrance to the Panama Canal and the Colon Free Zone. His nephew and associate in the firm, Juaquin F. Franco, III, has served as the Minister of Commerce and is currently a member of the House of Representatives and a candidate for President of the Republic. The firm practices maritime, aviation and commercial law and currently is the legal firm for: IBERIA (the Spanish national airline), KLM (the Dutch national airline), VIASA (the Venezuelan national airline), Aeroflot (the Russian national airline) and various smaller Latin

American national airlines as well as being the registered agents for thousands of ocean going ships around the world flying the Panamanian flag. Mr. Franco brings to the Intrepid Panama a wealth of international legal, commercial and diplomatic experience.

     Leopoldo Kennion G., Treasurer and a Director of the Panama company, is, and has for twenty years, been a Certified Public Accountant specializing in international accounting and is an associate in the law firm of Franco and Franco. Mr. Kennion practices maritime, aviation and commercial accounting serving the specialized needs of the transnational clients of Franco and Franco by providing an interface between them and their auditors.

     J. Dan Sifford, Jr., is the United States Managing Director for Intrepid International, S.A. (Panama). He is fluent in the Spanish Language. His biography has been provided in Item 5 above. The officers and directors of Intrepid International, Ltd. (Nevada) ("Intrepid US") are two individuals; KIRT
W. JAMES, and J. DAN SIFFORD, JR. Mr. Sifford's biography is found in Item 5 of this part and also follows: He is, Secretary-Treasurer of Intrepid US, grew up in Coral Gables, Florida, where he attended Coral Gables High School and the University of Miami. After leaving the University of Miami, Mr. Sifford formed a wholesale consumer goods distribution company which operated throughout the southeastern United States and all of Latin America. In 1965, as an extension of the operations of the original company, he founded Indiasa Corporation (Indiasa), a Panamanian company which was involved in supply and financing arrangements with many of the Latin American Governments, in particular, their air forces and their national airlines. As customer requirements dictated, separate subsidiaries were established to handle specific activities, among them: Indiasa Securities Corporation, to structure the financing necessary to facilitate the transactions; Indiasa Aviation Corporation, to serve as an all cargo airline operating large cargo aircraft throughout Latin America; and Overseas Aviation Corporation, to buy, sell, lease and broker aircraft, and to provide services to Indiasa Aviation Corporation and to other airlines. Indiasa, which is the parent company of all the Panamanian companies formed by Mr. Sifford, operates, through its partially owned subsidiary, Robmar International,
S. A., plants in Argentina and Brazil which produce high temperature, high pressure lubricants and sealants. For twelve years ending in 1982, it operated, through its partially owned subsidiaries Indiasa Aviation Corporation and Overseas Aviation Corporation, an all cargo airline based at Miami International Airport and serving points throughout Central and South America and Africa. In addition to his general aviation experience, Mr. Sifford, an Airline Transport rated pilot, has twenty two years experience in the airline business, and is currently the President of Airline of the Virgin Islands, Ltd. a commuter passenger airline operating in the Caribbean.

     Kirt W. James, age 40, the President of Intrepid US, has a lifelong background in marketing and sales. From 1972 to 1987, Mr. James was responsible for sales and business administrative matters for Glade N. James Sales Co., Inc. and from 1987 to 1990 Mr. James built retail markets for American International Medical Supply Co., a publicly traded company. In 1990 he formed and became President of HJS Financial Services, Inc., and was responsible for the day to day business operations of the firm as well as consultation with Clients concerning their business and Product Development. During the past five years Mr. James has been involved in the valuation, sale and acquisition of numerous private businesses and planning for the entry of private corporations into the public market place.

--------------------------------------------------------------------------------

                                     PART II
--------------------------------------------------------------------------------

                                     Item 1.
           Market Price of and Dividends on Registrant's Common Equity
             and Shareholder Matters Equity and Shareholder Matters.
--------------------------------------------------------------------------------

(a) Market Information. The Common Stock of this Registrant is quoted Over the Counter on the Bulletin Board ("OTCBB"). There was no substantial market activity before December 1998. Based upon standard reporting sources, the following information is provided:

=============================================================================
PERIOD        HIGH BID      LOW BID       PERIOD        HIGH BID     LOW BID
-----------------------------------------------------------------------------
3rd 1998      N/A           N/A           2nd 1999      5.375        2.00
-----------------------------------------------------------------------------
4th 1998      3.25          3.00          3rd 199       3.88         0.84
-----------------------------------------------------------------------------
1st 1999      4.25          2.00
=============================================================================

     The foregoing price information is based upon inter-dealer prices without retail mark-up, mark- down or commissions and may not reflect actual transactions. The source of this information is commercial internet reporting services.

(b) Holders. There are about 50 holders of the common stock of this Registrant.

(c) Dividends. No cash dividends have been paid by the Registrant on its common stock or other Stock and no such payment is anticipated in the foreseeable future.

--------------------------------------------------------------------------------

                           Item 2. Legal Proceedings.
--------------------------------------------------------------------------------

     There are no proceedings, legal, enforcement or administrative, pending, threatened or anticipated involving or affecting this Registrant.

--------------------------------------------------------------------------------

             Item 3. Changes in and Disagreements with Accountants.
--------------------------------------------------------------------------------

     There have been no disagreements of any sort or kind with Auditors or Accountants respecting any matter or item reflected in the financial statements of this Registrant.

--------------------------------------------------------------------------------

                Item 4. Recent Sales of Unregistered Securities.
--------------------------------------------------------------------------------

     Provided in this Item is disclosure of Recent Sales of Unregistered
Securities: (a) The date, title and amount of securities sold; (b) There were no underwriters, under writings or commissions. The small business issuer not having publicly offer any securities, the persons or class of persons to whom the small business issuer sold the securities; (c) For securities sold for cash, the total offering price; for securities sold other than for cash, the transaction and the type and amount of consideration received by the small business issuer; (d) The Section of the Securities Act or the rule of the Commission under which the small business issuer claimed exemption from registration and the facts relied upon to make the exemption available; (e) No securities sold are convertible or exchangeable into equity securities, or are warrants or options representing equity securities.

     The following presentation of placement of securities occurred before the 1 to 5 forward split of July 14, 1999.

==============================================================================
Date         Title           Exemption      Price         Amount        Cash
------------------------------------------------------------------------------
8/24/1995    Common Stock    ss.4(2)        $1,200.00     1,200,000     No.
------------------------------------------------------------------------------

Founders shares, issued at par value, for organizational costs, to a single Founder, J. Dan Sifford Jr.
================================================================================

================================================================================
Date         Title           Exemption      Price         Amount        Cash
--------------------------------------------------------------------------------
7/7/97       Common Stock    Rule 504       $0.125        1,016,000     $127,000
--------------------------------------------------------------------------------

The Offering was opened on June 24, 1997 and closed July 7, 1997, to a limited number of persons with pre-existing relationships with management. 11 sophisticated investors, with preexisting relationships with management, were the purchasers. These sophisticated investors had, and these relationships afforded, the kind and sort of information about the Registrant which registration would have provided. The offering was extended to such 11 persons, and all 11 offerees subscribed.
================================================================================

================================================================================
Date         Title           Exemption      Price         Amount        Cash
--------------------------------------------------------------------------------
6/9/98       Common Stock    Rule 504       $0.05         6,000         $330.00
--------------------------------------------------------------------------------

Sold informally on an unsolicited basis to a single sophisticated investor, with preexisting relationships to Management, and who was provided, informally, with the kind and sort of information about the Registrant which registration would have provided. That single investor was Vegas Publications, Inc. No publication, public announcement or shareholder solicitation by or for this Registrant was involved in this investment, and no additional shares were solicited to placed or were placed by this Registrant in connection with this investment by Vegas Publications.
================================================================================

================================================================================
Date         Title           Exemption      Price         Amount        Cash
--------------------------------------------------------------------------------
6/9/98       Common Stock    Rule 504       $0.10         90,000        No.
--------------------------------------------------------------------------------

For Legal, Accounting and Professional services and advances to or for the Registrant, provided by a single financial and corporate service provider. This provider was HJS Financial Services, Inc., a sub-contractor of Intrepid International S.A./ Intrepid International Ltd. Please see Exhibit 6.1.
================================================================================

================================================================================
Date         Title           Exemption      Price         Amount        Cash
--------------------------------------------------------------------------------
3/3/99       Common Stock    Rule 504       $0.10         69,000        No.
--------------------------------------------------------------------------------

For Legal, Accounting and Professional services and advances to or for the Registrant, provided by a single financial and corporate service provider. This provider was Intrepid International S.A./ Intrepid International Ltd. Please see
Exhibit 6.1.
================================================================================

         On or about July 14, 1999, the Registrant directed a five for one forward split of it common stock. There have been no issuances since that direction, and all numbers reported above were pre-split numbers. The following table co-ordinates the forgoing by translation into post-split numbers.

             THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK

=====================================================================
ISSUANCES/EXEMPTIONS FROM 1933 ACT                          SHARES
REGISTRATION AFTER 1 TO 5 FORWARD SPLIT
---------------------------------------------------------------------
Founders shares, at par value, for organizational
costs, to a single Founder, J. Dan Sifford Jr [ss.4(2)
of the 1933 Securities Act]                                 6,000,000
---------------------------------------------------------------------
11 sophisticated investors on about July 7, 1997 at
$0.125 (Rule 504)                                           5,080,000
---------------------------------------------------------------------
1 sophisticated investor, June 9, 1998, at $0.10 (Rule
504)                                                           33,000
---------------------------------------------------------------------
For services valued at $9,000.00 (Rule 504) 1/22/99           450,000
---------------------------------------------------------------------
For services valued at $6,900.00 (Rule 504) 3/3/99            345,000
---------------------------------------------------------------------
TOTAL COMMON STOCK ISSUED AND OUTSTANDING                  11,908,000
(Before the forward Split of July 14, 1999)
=====================================================================

---------------------------------------------------------------------

               Item 5. Indemnification of Officers and Directors.
---------------------------------------------------------------------

     There is no provision in the Articles of Incorporation, now the By-Laws of the Corporation, nor any Resolution of the Board of Directors, providing for indemnification of Officers or Directors. The Registrant is aware of no provision of Nevada Corporate Law which creates or imposes any provision for indemnity of Officers or Directors.

             THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK

--------------------------------------------------------------------------------

                                    PART F/S
--------------------------------------------------------------------------------

(a) Selected Financial Information. The following selected information is presented for an overview. Please see sub-item (c) below for coordination of the audited and un-audited financial statements. On July 14, 1999, the issuer directed a five for one forward split of its common stock. For convenient comparison all figures in the following table are indicated in pre-split share amounts.

================================================================================
                         8/31/99      12/31/98      12/31/97       12/31/96
================================================================================

Total Assets           $     1,229    $     5,729    $    34,866    $       880
--------------------------------------------------------------------------------

Revenues                         0              0              0              0
--------------------------------------------------------------------------------

Operating Expenses           5,160         29,777         92,374            240
--------------------------------------------------------------------------------

Net Earnings or (Loss       (5,160)       (29,777)       (92,374)          (240)
--------------------------------------------------------------------------------
Per Share Earnings
  or (Loss)               (0.00217)         (0.01)         (0.06)         (0.00)
--------------------------------------------------------------------------------
Average Common
Shares Outstanding       2,381,600      2,216,000      1,581,000      1,200.000
================================================================================

     If Post-Forward Split numbers were used in the foregoing table, the 8/31/99 figures would have differed as follows:

================================================================================
                        8/31/99            12/31/98           12/31/97
================================================================================
--------------------------------------------------------------------------------
Per Share Earnings
  or (Loss)             (0.00043)          (0.00262)          (0.0596)
--------------------------------------------------------------------------------
Average Common
Shares Outstanding      11,908,000         11,080,000         7,905,000
================================================================================

(b) Financial Statements.

------------------------------------------------------------------------------------------------------------
                                          FINANCIAL STATEMENTS                                    PAGE
------------------------------------------------------------------------------------------------------------
    F-1       AUDITED FINANCIAL STATEMENTS for the years ended December 31, 1998, 1997, 1996       20
------------------------------------------------------------------------------------------------------------
    F-2       UN-AUDITED FINANCIAL STATEMENTS for the eight months ended August 31, 1999           30
============================================================================================================

 (c)  Co-ordination of Financial Statements.

     There is an apparent inconsistency between the audited financial statements for the years ended December 31, 1999, and the un-audited financial statements for the months ended August 31, 1999. The reason for the apparent difference is the five to one forward split of July 14, 1999. The audited financial statements speak as of the close of the fiscal year before the forward split. The un-audited financial statements speak as of the month ended August 31, 1999, following the forward split.

--------------------------------------------------------------------------------

                                       F-1

                          AUDITED FINANCIAL STATEMENTS
                                     FOR THE
                    YEARS ENDED December 31, 1998, 1997, 1996

--------------------------------------------------------------------------------

                       Professional Recovery Systems, Ltd.
                          (a Development Stage Company)
                              Financial Statements
                        December 31, 1998, 1997 and 1996

                                 C O N T E N T S

Independent Auditors' Report ..............................................   3

Balance Sheets ............................................................   4

Statements of Operations ..................................................   5

Statements of Stockholders' Equity ........................................   6

Statements of Cash Flows ..................................................   7

Notes to the Financial Statements .........................................   8

                          INDEPENDENT AUDITOR'S REPORT


To the Board of Directors and Stockholders of Professional Recovery Systems, Ltd.

We have audited the accompanying balance sheets of Professional Recovery Systems, Ltd. (a Development Stage Company) as of December 31, 1998, 1997 and 1996 and the related statements of operations, stockholders' equity and cash flows for the years ended December 31, 1998, 1997 and 1996 and from inception on August 24, 1995 through December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Professional Recovery Systems, Ltd. (a Development Stage Company) as of December 31, 1998, 1997 and 1996 and the results of its operations and cash flows for the years ended December 31, 1998, 1997 and 1996 and from inception on August 24, 1995 through December 31, 1998 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has minimal assets and no operations and is dependent upon financing to continue operations. These factors raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in the Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


Salt Lake City, Utah                             /s/ Crouch, Bierwolf & Chisholm
April 7, 1999

                       Professional Recovery Systems, Ltd.
                          (a Development Stage Company)
                                 Balance Sheets

                                     Assets

                                                              December 31,
                                                  -----------------------------------
                                                     1998         1997         1996
                                                  ---------    ---------    ---------
Current assets
   Cash                                           $   5,329    $  34,866    $    --
                                                  ---------    ---------    ---------

Total Current Assets                                  5,329       34,866         --
                                                  ---------    ---------    ---------

Other assets
   Organization costs (Net of amortization)             400          640          880
                                                  ---------    ---------    ---------

Total Other Assets                                      400          640          880
                                                  ---------    ---------    ---------

      Total Assets                                $   5,729    $  35,506    $     880
                                                  =========    =========    =========

                      Liabilities and Stockholders' Equity

Current Liabilities                                    --           --           --
                                                  ---------    ---------    ---------

Stockholders' Equity
   Common Stock, authorized
     50,000,000 shares of $.001 par value,
     issued and outstanding 2,216,000,2,216,000
     and 1,200,000 shares respectively                2,216        2,216        1,200
   Additional Paid in Capital                       125,984      125,984         --
   Deficit Accumulated During the
     Development Stage                             (122,471)     (92,694)        (320)
                                                  ---------    ---------    ---------

       Total Stockholders' Equity                     5,729       35,506          880
                                                  ---------    ---------    ---------

Total Liabilities and Stockholders' Equity        $   5,729    $  35,506    $     880
                                                  =========    =========    =========


    The accompanying notes are an integral part of these financial statements

                       Professional Recovery Systems, Ltd.
                          (a Development Stage Company)
                            Statements of Operations

                                                                                    Deficit
                                                                                  Accumulated
                                          For the years ended December 31,         during the
                                      -----------------------------------------    development
                                          1998           1997           1996          Stage
                                      -----------    -----------    -----------    -----------
Revenues:                             $      --      $      --      $      --      $      --

Expenses:

   General & Administrative               (29,777)       (92,374)          (240)      (122,471)
                                      -----------    -----------    -----------    -----------

          Total Expenses                  (29,777)       (92,374)          (240)      (122,471)
                                      -----------    -----------    -----------    -----------

Net (Loss)                            $   (29,777)   $   (92,374)   $      (240)   $  (122,471)
                                      ===========    ===========    ===========    ===========

Net Loss Per Share                    $     (0.01)   $     (0.06)   $     (0.00)   $     (0.08)
                                      ===========    ===========    ===========    ===========

Weighted average shares outstanding     2,216,000      1,581,000      1,200,000      1,619,519
                                      ===========    ===========    ===========    ===========


    The accompanying notes are an integral part of these financial statements

                       Professional Recovery Systems, Ltd.
                          (a Development Stage Company)
                        Statement of Stockholders' Equity

                                                                           Additional     Deficit
                                                                            Paid-in     Accumulated
                                                                            Capital      During the
                                                     Common Stock         (Discount on  Development
                                                 Shares        Amount        Stock)        Stage
                                               ---------     ---------     ---------     ---------
Balance at beginning of development
 stage - August 24, 1995                            --       $    --       $    --       $    --

Shares issued for organizational costs         1,200,000         1,200          --            --

Net loss December 31, 1995                          --            --            --             (80)
                                               ---------     ---------     ---------     ---------

Balance, December 31, 1995                     1,200,000         1,200          --             (80)

Net loss December 31, 1996                          --            --            --            (240)
                                               ---------     ---------     ---------     ---------

Balance, December 31, 1996                     1,200,000         1,200          --            (320)

July 15, 1997 - issued at $0.125 per share     1,016,000         1,016       125,984          --

Net loss December 31, 1997                          --            --            --         (92,374)
                                               ---------     ---------     ---------     ---------

Balance, December 31, 1997                     2,216,000         2,216       125,984       (92,694)

Net loss December 31, 1998                          --            --            --         (29,777)
                                               ---------     ---------     ---------     ---------

Balance, December 31, 1998                     2,216,000     $   2,216     $ 125,984     $(122,471)
                                               =========     =========     =========     =========


    The accompanying notes are an integral part of these financial statements

                       Professional Recovery Systems, Ltd.
                          (a Development Stage Company)
                             Statement of Cash Flows

                                                                                   August 24,
                                                                                1995 (inception
                                                                                    of the
                                                                                  development
                                          For the years ended December 31,         stage) to
                                       ---------------------------------------    December 31,
                                          1998          1997           1996           1998
                                       ---------      ---------      ---------      ---------
Cash Flows form Operating
 Activities

     Net loss                          $ (29,777)     $ (92,374)     $    (240)     $(122,471)
     Adjustments to reconcile
       net loss to net cash
       provided by operations
     Amortization                            240            240            240            800
                                       ---------      ---------      ---------      ---------

Net Cash Flows used in
 Operating Activities                    (29,537)       (92,134)          --         (121,671)
                                       ---------      ---------      ---------      ---------

Cash Flows from Investment
 Activities:                                --             --             --             --
                                       ---------      ---------      ---------      ---------


Cash Flows from Financing
 Activities:
      Issuance of stock                     --          127,000           --          127,000
                                       ---------      ---------      ---------      ---------

Net increase (decrease) in cash          (29,537)        34,866           --            5,329

Cash, beginning of year                   34,866           --             --             --
                                       ---------      ---------      ---------      ---------

Cash, end of year                      $   5,329      $  34,866      $    --        $   5,329
                                       =========      =========      =========      =========


Supplemental Cash Flow Information
   Cash Paid for:
     Interest                          $    --        $    --        $    --        $    --
     Taxes                             $    --        $    --        $    --        $    --


    The accompanying notes are an integral part of these financial statements

                       Professional Recovery Systems, Ltd.
                          (a Development Stage Company)
                        Notes to The Financial Statements
                        December 31, 1998, 1997 and 1996


NOTE 1 - Summary of Significant Accounting Policies

     a.   Organization

          Professional Recovery Systems, Ltd., ("the Company") was originally incorporated in Texas on August 24, 1995. On January 23, 1998, the Company reincorporated in Nevada. The Company intends to specialize in the collection of delinquent medical accounts receivable for hospitals and clinics.

     b.   Accounting Method

          The Company recognizes income and expenses on the accrual basis of accounting.

     c.   Earnings (Loss) Per Share

          The computation of earnings per share of common stock is based on the weighted average number of shares outstanding at the date of the financial statements.

     d.   Cash and Cash Equivalents

          The Company considers all highly liquid investments with maturities of three months or less to be cash equivalents.

     e.   Provision for Income Taxes

          No provision for income taxes has been recorded due to net operating loss carryforwards totaling approximately $122,471 that will be offset against future taxable income. Since the Company is in the development stage, no provision for income taxes has been made.

               Deferred tax assets and the valuation account is as follows at December 31, 1998, 1997 and 1996.

                                                 December 31,
                                       1998          1997          1996
                                     --------      --------      --------
     Deferred tax asset:
        NOL carrryforward            $ 41,640      $ 31,407      $     82
     Valuation allowance              (41,640)      (31,407)          (82)
                                     --------      --------      --------
     Total                           $   --        $   --        $   --
                                     ========      ========      ========

     f.   Organization Costs

               In 1995, Organization costs were paid by shareholders and exchanged for 1,200,000 shares of common stock having a par value of $1,200. These costs are being amortized over a period of 60 months and will be recovered only if the Company is able to generate a positive cash flow from operations.

                       Professional Recovery Systems, Ltd.
                          (a Development Stage Company)
                        Notes to the Financial Statements
                        December 31, 1998, 1997 and 1996


NOTE 2 - Going Concern

               The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is dependent upon raising capital to continue operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. It is management's plan to raise additional funds to begin its intended operations, or find an operating company to merge with.

NOTE 3 - Development Stage Company

               The Company is a development stage company as defined in Financial Accounting Standards Board Statement No. 7. It is concentrating substantially all of its efforts in raising capital and developing its business operations in order to generate significant revenues.

NOTE 4 - Related Party Transactions

               During 1998 and 1997, $10,000 and $22,000, respectively, was paid in consulting fees to shareholders and officers of the Company.

--------------------------------------------------------------------------------

                                      F-2

                        Un-Audited Financial Statements
                                    for the
                     Eleven Months ended November 30, 1999

--------------------------------------------------------------------------------

                                 NETJ.COM CORP.
                           BALANCE SHEETS (UNAUDITED)
              for the fiscal years ended December 31, 1997 and 1998
                     and the period ended November 30, 1999

                                                                                      December 31,
                                                                November 30,    ------------------------
                                                                    1999           1998           1997
                                                                 ---------      ---------      ---------
                                     ASSETS

CURRENT ASSETS

     Cash                                                        $     329      $   5,329      $  34,923
     Accounts receivable                                               660
                                                                 ---------      ---------      ---------

           Total Current Assets                                        989          5,329         34,866

OTHER ASSETS

     Organization Costs (Note 2)                                                      400            640
                                                                                ---------      ---------

           Total Other Assets                                                         400            640




TOTAL ASSETS                                                     $     989      $   5,729      $  35,506
                                                                 =========      =========      =========

                       LIABILITIES & STOCKHOLDERS' EQUITY

STOCKHOLDERS' EQUITY

     Common Stock, $.001 par value; authorized 50,000,000
        shares; issued and outstanding, 11,080,000 shares,
        11,080,000 shares and 11,908,000 shares respectively        11,908         11,080         11,080

     Additional paid-in Capital                                    121,752        121,920        121,920

     Accumulated Surplus (Deficit)                                (132,671)      (127,271)       (97,494)
                                                                 ---------      ---------      ---------

Total Stockholders' Equity                                             989          5,729         35,506
                                                                 ---------      ---------      ---------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                       $     989      $   5,729      $  35,506
                                                                 =========      =========      =========


                   The accompanying notes are an integral part
                         of these financial statements.


                                    page F-2

                                 NETJ.COM CORP.
             STATEMENTS OF LOSS AND ACCUMULATED DEFICIT (UNAUDITED)
              for the fiscal years ended December 31, 1997 and 1998
                     and the period ended November 30, 1999

                                                                             December 31,
                                                       November 30,   --------------------------
                                                           1999          1998            1997
                                                       -----------    -----------     ----------
Revenues                                               $       -0-    $       -0-     $      -0-

Expenses
     Amortization                                                             240            240
     Organizational costs                                      400
     Professional Fees                                       5,000         28,435         79,801
     Travel                                                                               12,333
     Miscellaneous expenses                                                 1,102
                                                       -----------    -----------     ----------
Total Expenses                                               5,400         29,777         92,374

                                                       ===========    ===========     ==========
Net Income (Loss)                                      $    (5,400)   $   (29,777)    $  (92,374)

Weighted average number of shares outstanding           11,908,000     11,080,000      7,905,000

Earnings (Loss) per Share                              $  (0.00045)   $  (0.00269)    $  (0.0569)
                                                       ===========    ===========     ==========


                  The accompanying notes are an integral part
                         of these financial statements.


                                    page F-3

                                 NETJ.COM CORP.
            STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) (UNAUDITED) for the period from inception of the Development Stage on August 24, 1995, for the fiscal years ended December 31, 1995 through 1998
                     and the period ended November 30, 1999

                                                                       Additional      Accumulated      Total Stock-
                                        Common            Par           Paid-In          Equity        holders' Equity
                                        Stock            Value          Capital         (Deficit)        (Deficit)
                                     -----------      -----------     -----------      -----------      -----------

Inception (August 24, 1995)                  -0-      $       -0-     $       -0-      $       -0-      $       -0-

Inception through December
31, 1995: Stock issued for
cash and services                      6,000,000            6,000             -0-           (4,800)           1,200

Net gain (loss) for year 1995                                                                  (80)
                                     -----------      -----------     -----------      -----------      -----------
Balances December 31, 1995             6,000,000            6,000             -0-           (4,880)           1,120

Net gain (loss) for year 1996                                                                 (240)
                                     -----------      -----------     -----------      -----------      -----------
Balances December 31, 1996             6,000,000            6,000             -0-           (5,120)             880

Common Stock issued for cash
     at $0.125 per share               5,080,000            5,080         121,920

Net gain (loss) for period
     ended December 31, 1997                                                               (92,374)
                                     -----------      -----------     -----------      -----------      -----------
Balances December 31, 1997            11,080,000           11,080         121,920          (97,494)          35,506

Net gain (loss) for period
     ended December 31, 1998                                                               (29,777)
                                     -----------      -----------     -----------      -----------      -----------
Balances June 30, 1998                11,080,000           11,080         121,920         (127,271)           5,729

Common Stock issued for cash
     at $0.10 per share                   33,000               33             627

Common Stock issued for services         795,000              795            (795)

Net gain (loss) for period
     ended November 30, 1999                                                                (5,400)
                                     -----------      -----------     -----------      -----------      -----------
Balances November 30, 1999            11,908,000           11,908         121,752         (132,671)             989


                  The accompanying notes are an integral part
                         of these financial statements.


                                    page F-4

                                 NETJ.COM CORP.
                       STATEMENTS OF CASH FLOW (UNAUDITED)
              for the fiscal years ended December 31, 1997 and 1998
                     and the period ended November 30, 1999

                                                                 December 31,
                                          November 30,    ------------------------
                                              1999           1998           1997
                                           ---------      ---------      ---------
Operating Activities

   Net Income (Loss)                       $  (5,400)     $ (29,777)     $ (92,374)

   Less items not effecting cash flow:
         organization costs                      400
         amortization                                           240            240
                                           ---------      ---------      ---------

Total working capital (used)                  (5,000)       (29,537)       (92,134)

   Financing Activities
      Proceeds from Sale
         of Common Stock                         660                       127,000

(Increase) in accounts recrivable               (660)

Increase (Decrease) in
   working capital                         $  (5,000)     $ (29,537)     $  34,866
                                           =========      =========      =========


Cash at Beginning of Period                    5,329         34,866            -0-

Cash at End of Period                      $     329      $   5,329      $  34,866
                                           =========      =========      =========


                   The accompanying notes are an integral part
                         of these financial statements.


                                    page F-5

                                  NETJ.COM CORP
                          NOTES TO FINANCIAL STATEMENTS
                 for the years ended December 31, 1997 and 1998
                     and the period ended November 30, 1999


1 -- FORMATION AND OPERATIONS OF THE COMPANY

     NetJ.com Corp. (the "Company") was incorporated on August 24, 1995 as Professional Recovery Systems, Inc. in the State of Texas and and subsequently reincorporated in Nevada on January 23, 1998 with the intent of initiating an agency for the collection of past due accounts in the medical field. The Company is authorized to issue 50,000,000 Common Shares each with a par value of $0.001. In 1997 the Board of Directors and Shareholders of the Company authorized the issuance of a minimum of 5,000,000, and a maximum of 5,500,000 of its Common Shares in a Regulation D, 504 offering. As of the date of these statements, 5,908,000 shares have been issued pursuant to that offering and additional 504 offerings.

     On July 16, 1999, the Company changed its corporate name to NetBanx.com Corp., and on November 2, 1999 the Company changed its corporate name again to NetJ.com Corp., No change of control or management, acquisition, merger or combination accompanied either of these corporate situs or name changes. The transition from Texas to Nevada was occasioned by management's determination that Nevada does not impose a corporate income tax, but only an annual fixed franchise fee. The second name change was occasioned by the discovery of a conflict with the name of another unrelated company.

2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a)  BASIS OF ACCOUNTING

          Accounting records of the Company and financial statements are maintained and prepared on an accrual basis.

     (b)  FISCAL YEAR

          The Company's proposed fiscal year for accounting and tax purposes is December 31.

     (c)  ORGANIZATION COSTS

          The Company incurred $1,200 of organization costs in 1995. These costs, which were paid by shareholders of the Company and which were exchanged for 6,000,000 shares of common stock which was valued by management at $1,200. On January 1, 1999, due to changes in accounting principals, remaining organization costs were expensed.

     (d)  CASH EQUIVALENTS

          For Financial Accounting Standards purposes, the Statement of Cash Flows, Cash Equivalents include time deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of three months or less. Whenever cash amounts are to be included on the Company's Statements of Cash Flow, however, they will be comprised exclusively of cash.


                                    page F-6

NetJ.com Corp.
Notes to Financial Statements
for the years ended December 31, 1997 and 1998
and the period ended November 30, 1999
continued


3 -- PROPERTY AND EXECUTIVE COMPENSATION

     (a)  PROPERTY:

          The Company's offices and all of its records are located at 3131 Southwest Freeway, Suite 46, Houston, Texas 77098.

     (b)  EXECUTIVE COMPENSATION:

          Since inception, the Company has paid no cash compensation to its officers or directors. Officers of the Company will be reimbursed for out-of-pocket expenses and may be compensated for the time they devote to the Company. In addition, Officers may receive compensation for services performed on behalf of the Company. The terms of any such compensation will be determined on the basis of the nature and extent of the services which may be required and will be no less favorable to the Company than the charges for similar services made by independent third parties who are similarly qualified. No officer or director is required to make any specific amount or percentage of his business time available to the Company.

4 -- STOCKHOLDERS' EQUITY.

     The Company is authorized to issue 50,000,000 shares of common stock having a par value of $0.001. In August 1995, 6,000,000 shares of Common Stock, were issued in exchange for organizational costs which were valued by management at a total of $1,200. During 1997, 5,080,000 shares were issued in exchange for $127,000 in cash. During 1999, 33,000 shares were issued in exchange for $660 in cash. During 1999, 795,000 shares were issued in exchange for services rendered which were valued by management at $15,900. On July 14, 1999, the Company authorized a 5 for 1 forward split of its common shares. For purposes of clarity, all share amounts and par values have been stated as if the new capitalization had been in effect since inception.


                                    page F-7

--------------------------------------------------------------------------------


                                    PART III
--------------------------------------------------------------------------------

                           Item 1. Index to Exhibits.
--------------------------------------------------------------------------------


                                  Exhibit Index
================================================================================


  EXHIBIT                               TABLE CATEGORY  /  DESCRIPTION OF EXHIBIT               PAGE
   TABLE                                                                                       NUMBER
     #-
----------------------------------------------------------------------------------------------------------
                                [2] ARTICLES/CERTIFICATES OF INCORPORATION, AND BY-LAWS
----------------------------------------------------------------------------------------------------------
    2.1        ARTICLES OF INCORPORATION: (Texas)                                                39
----------------------------------------------------------------------------------------------------------
    2.2        ARTICLES OF INCORPORATION: (Nevada)                                               42
----------------------------------------------------------------------------------------------------------
    2.3        ARTICLES OF MERGER: Change of Situs from Texas to Nevada                          45
----------------------------------------------------------------------------------------------------------
    2.4        ARTICLES OF AMENDMENT: (Nevada Name Change)                                       53
----------------------------------------------------------------------------------------------------------
    2.5        BY-LAWS                                                                           56
==========================================================================================================

                                   SIGNATURES

     In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to signed on its behalf by the undersigned, thereunto authorized.


                                  NetJ.com Corp

                          (formerly NetBanx.com Corp.)
                 (formerly Professional Recovery Systems, Inc.)
                                       by







J. Dan Sifford Jr.                                    Laurencio Jaen O.
---------------------------                           --------------------------
J. Dan Sifford Jr.                                    Laurencio Jaen O.
PRESIDENT/DIRECTOR                                    SECRETARY/DIRECTOR


                                       38